Exhibit 99.8

(A free translation of the original in Portuguese) Fibria Terminais Portuários S.A. Report on the net book equity value based on the accounting records at August 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management Fibria Terminais Portuários S.A. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1,400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 152,080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Fibria Terminais Portuários S.A. ("Company") at August 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at August 31, 2020 of Fibria Terminais Portuários S.A. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 5 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, F: +55 (11) 3674 2000, www.pwc.com.br

Fibria Terminais Portuários S.A. Scope of the work and responsibility of the independent auditors 4Our responsibility is to express a conclusion on the net book equity value of the Company at August 31, 2020, based on the work performed in accordance with Technical Communication 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 294,596.59, according to the balance sheet at August 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Fibria Terminais Portuários S.A. according to accounting practices adopted in Brazil. São Paulo, October 6, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 5

Attachment I to report on the net book equity value based on the accounting records issued on October 6, 2020 Fibria Terminais Portuários S.A. Balance sheet At August 31, 2020(a free translation of the original in Portuguese) ASSET CURRENT Reais Cash and cash equivalentes149.986,80 Trade accounts receivable20.087,50 Recoverable tax14.671,57 Total current asset184.745,87 NON CURRENT Deferred taxes92.906,61 Judicial deposits47.962,72 Total non-current assets140.869,33 TOTAL ASSET325.615,20 LIABILITIES CURRENT Reais Taxes payable13.599,85 Total current liabilities13.599,85 NON-CURRENT Provision for judicial liabilities17.418,76 Total non-current liabilities17.418,76 TOTAL LIABILITIES31.018,61 SHAREHOLDERS' EQUITY Share Capital215.964,64 Advance for capital increase50.000,00 Accumulated profit28.631,95 Total equity294.596,59 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY325.615,20 *

Attachment II to report on the net book equity value based on the accounting records issued on October 6, 2020 Fibria Terminais Portuários S.A. Notes to the balance sheet At August 31, 2020 In Reais, unless otherwise stated(a free translation of the original in Portuguese) 1Basis of preparation and summary of the significant accounting policies The balance sheet at August 31, 2020 was prepared with the objective of report of the net book equity value at August 31, 2020 of the Fibria Terminais Portuários S.A. ("Company"), to be used in the merger into Suzano S.A. The balance sheet at August 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1Cash and cash equivalents Include cash on hand and bank deposits. 1.2Trade accounts receivable These are recorded at the invoiced amount, in the normal course of the Company´s business, net of expected credit losses. 1.3Advance for future capital increase It comprises the funds received by the Company, arising from its shareholders with the purpose of increasing the share capital. 1.4Provision for judicial liabilities The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Labor proceedings are accrued, net of judicial deposits, when losses are assessed as probable and the amounts involved can be reliably measured.When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed. 1.5Share capital These all quotas are classified under shareholders' equity, at cost. ***